FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 16, 2007

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES THE COMMISSIONING OF NEW EQUIPMENT AT BELORETSK METALLURGICAL PLANT

Beloretsk, Russia – July 16, 2007 – Mechel OAO (NYSE: MTL) announces the commissioning of new equipment at Beloretsk Metallurgical Plant (BMP) as well as the foundation laying of a new steelwire-rope complex. The events coincide with the plant’s 245th anniversary.

Last weekend at Beloretsk Metallurgical plant, new equipment for production of rope, fastener and fibre wire was commissioned.  The new equipment has been manufactured by Ernst Koch, one of the leading German manufactures of industrial equipment. The official ceremony for opening the new equipment was attended by the President of the Republic of Bashkortostan Murtaza Rakhimov, Mechel Chief Executive Officer Igor Zyuzin, and Mechel Management OOO General Director Vladimir Polin.

The project investments amounted to more than RUR 80 million ($3.1 million.). The investment was implemented in line with Mechel’s investment program for technical development of BMP’s production aimed at improving product quality, increasing output, reducing production costs, and increasing profitability.  The two new production lines will enable Mechel to increase the output of rope wire and thin ropes, wire for fasteners and fibre wire at BMP. The capacity of the lines can reach 27 thousand tonnes per year depending on the product range.

The market demand for ropes, as well as for fastener and fibre wire continues to grow.  Furniture fastener, a product of fastener wire further processing, is sold to furniture manufacturers and fibre wire is consumed in the construction industry.

The official ceremony also included the foundation laying of a new steelwire-rope complex, which has the planned production capacity of 150 thousand tonnes of high-quality ropes and hardware a year.  The construction is expected to be completed in 2010.

“The program for technical development of BMP, which includes the construction of a new steelwire-rope shop, opens a new era of quality at the plant, which has a 245 year history.  It is aimed at the plant’s long-term development, strengthening its leading position as a hardware producer and increasing hardware output by 1.5-1.7 times current levels by 2011,” Mechel Management Company’s Chief Executive Officer Vladimir Polin commented.

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Mechel OAO
Alexey Sotskov
Head of PR Department
Phone: 7-495-221-88-88
alexey.sotskov@mechel.com

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Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO

Date: July 16, 2007